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                                                                     Exhibit 2.2
                                                                     -----------

January 10, 1997

Robert D. Gordon
Apertus Technologies Incorporated
7275 Flying Cloud Drive
Eden Prairie, MN 55344

     Re:  Amendment No. 1 to Letter Agreement

Dear Mr. Gordon:

     The purpose of this letter is to amend the Letter Agreement between Candle Corporation and Apertus Technologies Incorporated dated December 27, 1996 (the "Letter Agreement"). Defined terms used herein have the meanings set forth in the Letter Agreement.

     1. Seller has concurrently with the execution hereof delivered to Buyer a bill of sale with respect to the assets described below, and Buyer will wire transfer to Seller's account at the opening of business on January 13, 1997, the sum of $7,150,000. If such sum is not received for credit to Seller's account by the close of business on January 13, 1997, the bill of sale shall be considered null and void.

          Buyer hereby assumes the liabilities or obligations specifically identified in the attached Schedule 11j ("Assumed Liabilities")as being assumed. Except for the Assumed Liabilities listed in Schedule 11j, and as provided in paragraph 5, Buyer shall not assume, shall not take subject to and shall not be liable for any other liabilities or obligations of any kind or nature, whether absolute, contingent, accrued, known or unknown, of Seller.

          Except as specifically assumed by Buyer in the prior paragraph, Seller shall be solely responsible for the liabilities and obligations of Seller to its employees, distributors and customers, and arising out of or relating to the Contracts, for events up to and including the Effective Date.

          Seller shall be solely responsible for the payment of any and all sales and use taxes and any other taxes or other charges assessed by any governmental authority with respect to the transactions contemplated by the Letter Agreement; provided that Seller shall have no obligation to pay any tax based on Buyer's income.

     2.   Paragraph 1 is amended in its entirety to read as follows:

          1.   Description of Assets.   As used in this letter agreement, the
term "Assets" shall mean: (1) the product known as MQView and its related technology and intellectual property

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(the "Product"), including those features, enhancements, derivative works and extensions thereof currently in development, all related programming technology, in both source and object code form, regardless of the stage of development of any such technology and those features, enhancements, derivative works and extensions currently in development, any other computer program containing a substantial portion of its source code, any technical and other related documentation, and any intellectual property rights, including without limitation trademarks, service marks, copyrights, copyright registrations and applications, patent and patent applications, inventions, trade secrets logos and other related know-how; (2) subject to obtaining the consents referenced in paragraph 19a, the Contracts listed in Schedule 11j; (3) the employment rights identified in Section 5 of this Letter Agreement; (4) goodwill associated with the Assets; (5) the MQView Business Unit's associated hardware and software; and
(6) the following information, to the extent directly related to the Product:
(a) advertisements, press releases, brochures and other promotional materials;
(b) strategic data, such as marketing and development plans, forecasts and forecast assumptions and volumes, and future plans and potential strategies of Seller which have been or are being discussed; (c) financial data, such as price and cost objectives, price lists, pricing and quoting policies and procedures; and (d) customer data, such as customer lists, names of customers and their representatives, data provided by or about prospective, existing or past customers, customer service materials, and the type, quantity and specifications of Product and services purchased, leased or licensed by customers of Seller.

     3.   A new paragraph 14 is added to contain the following definitions:

          14.  Definitions.   The following terms in this Agreement shall have
the meanings set forth below:

          a.   "Agreement" means the Letter Agreement, as amended hereby.

          b. "Contracts" means the contracts (whether oral or in writing) listed in Schedule 11j.

          c.   "Distribution Agreements" means the agreements so identified on
Schedule 11j.

          d.   "Effective Date" means the close of business on January 10, 1997.

          e. "Employees" means, with respect to a person or entity, all officers and employees of that person or entity.

          f. "Liens" means restrictions, mortgages, deeds of trust, pledges, security interests, liens, leases, licenses, liabilities, encumbrances, costs, claims and any other similar

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rights or claims.

          g.   "Seller Subsidiary or Affiliate" means a person or entity
controlled by Seller.   For this purpose "control" means ownership or the right
to vote more than 50% of any class of voting securities of such entity.


     4.   Paragraph 11 is amended in its entirety to read as follows:

          11. Representations And Warranties Of Seller. Seller represents and warrants as follows:

          a. Existence and Rights. Seller: (a) is duly organized, validly existing and in good standing under the laws of the state of Minnesota and (b) has all requisite corporate power and authority to carry out this Agreement and the transactions contemplated herein.

          b. Agreement Authorized and Binding. The execution, delivery and performance of this Agreement by Seller has been duly authorized by all
necessary corporate action.   The sale of the Assets by Seller to Buyer as
provided herein does not represent a sale of substantially all the assets of Seller and the approval of Seller's shareholders is not required under applicable corporate law or the articles of incorporation or the by-laws of Seller. This Agreement is a legal, valid and binding obligation of Seller, enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing equitable remedies.

          c. No Notice or Consent Required from Any Authorities. The execution, delivery and performance of this Agreement by Seller does not require notice to, or the consent or approval of, any governmental body or other regulatory authority.

          d. No Conflict. The execution, delivery and performance of this Agreement does not and will not: (a) breach or constitute grounds for the occurrence or declaration of default under any agreement, indenture, undertaking or other instrument to which Seller is a party or by which the Assets may be bound; (b) violate any provision of law or any regulation or any order, judgment, or decree of any court or other agency of government, the violation of which could have an adverse effect on the Assets and Product; (c) violate any provision of the Articles of Incorporation, By-Laws or Resolutions of the Board of Directors; or (d) result in the creation or imposition of (or the obligation to create or impose) any Lien on the Assets.

          e. Liabilities. The Assets are not subject to any obligations, indebtedness or liabilities, contingent or otherwise, other than the obligations relating to the Contracts set forth on Schedule 11j.

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          f.   Litigation.  Except  as shown on Schedule 11f, there is no litigation, arbitration or other proceeding (formal or informal) pending or, to the best knowledge of Seller, threatened against or affecting the Assets; nor does Seller know of any basis for any such litigation, arbitration or other proceeding (formal or informal), the result of which could have an adverse effect on the Assets or the Product. Seller is not in default with respect to any order, writ, injunction, decree or demand of any court or other governmental or regulatory authority, and there is no suit, action or other proceeding, pending or to its knowledge threatened against or affecting Seller in any court or before any tribunal or governmental body, in which it is sought to restrain, prohibit or otherwise adversely affect the ability of Seller to perform any or all of the obligations required of it under this Agreement, or the consummation of the transactions contemplated herein.

          g. Condition of the Assets; Product Warranties. The Product as in existence on the Effective Date substantially meets the applicable specifications and the standards set forth in Seller's written descriptions of the Product as in existence on the Effective Date and in its representations and warranties (express and implied, written and oral) to customers and distributors of the Product as in existence on the Effective Date. Those Assets constituting tangible goods are in good repair and working order, ordinary wear and tear excepted.

          h. Title to Assets. Seller has all right, title and interest in and to the Assets, including without limitation any and all rights heretofore held by any Seller Subsidiary or Affiliate. In addition, (a) except as shown on
Schedule 11j, the Assets are subject to no Liens; (b) the legal rights and interests of Seller in the Assets to be conveyed by Seller to Buyer pursuant hereto are adequate to permit Buyer to license or sell the Product as contemplated hereby; and (c) the Assets are either freely transferable or assignable to Buyer or will not be rendered invalid or affected in any way by the execution, delivery and performance of this Agreement. The Product and the Assets do not infringe upon or conflict with any rights of third parties; and to the best knowledge of Seller, no third party has asserted or is threatening to assert any claim against Seller or any other person or entity concerning such an infringement or conflict.

          i. Registration List. Schedule 11i lists all patents, copyrights, and trade and service marks and names, issued or reissued to Seller or any of its predecessors-in- interest or registered, applied for or pending under Seller's name or assigned to is as of the date hereof, and that are included in the Product, along with the registration numbers, dates of issuance and names of the inventors or authors of such patens, marks, names and copyrights.

          j. Lists of Contracts. Schedule 11j hereto lists all contracts, understandings, licenses, franchises or leases

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regarding the Assets or Product or any of them, or under which any portion of the Product is licensed, used or held, including without limitation all related supply, marketing and end-user agreements, and all related agreements for the testing, modification, development, trial, license, lease, rental, sale or other use of the Product, and all related nondisclosure and/or confidentiality agreements. All Contracts are valid and binding and in full force and effect in
accordance with their terms, except as noted in Schedule 11j.   Neither Seller
nor, to Seller's knowledge, any other party to any Contract is in default, nor to the knowledge of Seller is there any basis for any claim of default, and Seller has not waived any right under any Contracts, except defaults and waivers which are not material to such contract. Except as specifically indicated on
Section 11j, true, correct and complete copies of all Contracts have been delivered to Buyer. The license for all evaluation copies of the Product previously shipped was contained within its shrink wrapped package. None of the Contracts are oral.

          k. No Finder's Fees. Seller has not employed or incurred any liability to any broker, finder or agent for any brokerage fees, finder's fees, commissions or other amounts regarding the transactions contemplated by this Agreement.

          l. Paid Time Off. Schedule 5 contains a true, correct and complete listing of Buyer's obligations for paid time off for each employee of Seller's MQView Business Unit.

          m. Adequacy of Cash. At December 31, 1996, Seller's cash, cash equivalents and marketable securities totaled $7,506,000. Seller believes that, based on its current and expected operations, its current cash, cash equivalents and marketable securities, proceeds of the sale of the Assets, and the cash to be generated from expected operations will be adequate to cover Seller's cash requirements through the year ended March 31, 1998, including, if required, payment of any Claims to Buyer pursuant to Paragraph 16.

     5.   A new paragraph 15 is added as follows:

          15.  Confidentiality.

          a. The parties agree that the Assets and the Product constitute confidential information ("Proprietary Information").

          b. All Proprietary Information shall be held in confidence by Seller, and Seller agrees to refrain from copying, using, transferring, or exploiting any Proprietary Information and to take all reasonable actions to protect the Proprietary Information in the same manner that a reasonable person protects its own proprietary information. Unless required by applicable securities laws (as determined by Seller in its absolute discretion), this Letter Agreement and its terms shall be considered Proprietary Information.

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          c.   The agreements of this Paragraph 15 shall survive the purchase and sale of the Assets.

          d. The provisions of this paragraph shall not apply to information which is: available to the public other than by breach of this Agreement by Seller, otherwise rightfully received by Seller from a third party without obligations of confidentiality to Buyer; independently developed, without incorporation of Proprietary Information, by Seller; independently developed by Seller having no access to the Proprietary Information; or disclosed by Buyer to a third party without restrictions. However, Seller agrees to abide by the provisions of this paragraph, even if Seller has rightfully obtained such information pursuant to the exceptions outlined in this paragraph, until Seller has notified Buyer of such rightful possession and provided a reasonable description of the method by which such information was obtained, and Buyer has not objected in writing within 15 days from receipt of such notice.


     6.   A new paragraph 16 is added as follows:

          16.  Survival And Indemnification.

          a. Survival. All representations, warranties and covenants of Buyer and Seller are material, shall be deemed to have been relied upon by the other party and shall survive until eighteen (18) months following the Effective Date (the "Indemnification Period"). Each party shall have a claim against the other as provided in and subject to the limitations of Paragraph 16b in respect of any breach of any representation, warranty or covenant.

          b.   Indemnification.

          (1) Seller Indemnification of Buyer. Seller shall indemnify and hold harmless Buyer from and against any and all losses, damages, injuries, causes of action, claims, demands and expenses (whether based upon tort, breach of contract, patent, trade secret, copyright or other proprietary rights infringement, or otherwise), including legal, accounting and expert witnesses fees and expenses, of whatever kind and nature ("Loss") arising out of or on account of, or resulting from (i) Seller's breach of any warranty or representation, or default in the performance of any covenant contained herein ("Seller's Breach"), or (ii) any claim by any third party (x) with respect to any act or omission constituting a Seller's Breach, or (y) that the Product or its use, copying, marketing or other exploitation by Seller or Buyer or their customers, distributors, successors or assigns infringes or conflicts with the United States or foreign rights of any person not a party hereto except to the extent of modifications to the Product made by or for Buyer, and, in each instance, which occurs or is incurred, made or filed during the Indemnification Period (any such Loss being herein referred to as a "Claim").

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          (2)  Buyer Indemnification of Seller.  Buyer shall indemnify and hold harmless Seller from and against any and all Losses arising out of or on account of, or resulting from: (i) Buyer's or its successors' or assigns' actions after the Effective Date or act or breach of any warranty or representation or default in the performance of any contract contained herein ("Buyer's Breach"), or (ii) any claim by any third party (x) with respect to any act or omission constituting a Buyer's Breach, or (y) that any modification made by or for Buyer to the Product, or the use, copying, marketing or other exploitation by Buyer or its customers, distributors, successors or assigns of such modification infringes or conflicts with the rights of any person not a party hereto and, in each instance, which occurs or is incurred, made or filed during the Indemnification Period (any such Loss being herein referred to a "Claim").

          (3)  Procedures for Indemnification.

               (a) In the event of any Claim, the party entitled to indemnification (the "Indemnitee") shall, with reasonable promptness, provide the indemnifying party (the "Indemnitor") with written notice thereof (during the Indemnification Period) and copies of any claims or other documents received; provided that the Indemnitee's failure to so notify the Indemnitor shall not relieve the Indemnitor from any liability it might otherwise have on account of this indemnity, except to the extent that the Indemnitor has been materially prejudiced by such failure to notify or to the extent that the notice is not given reasonably promptly after the end of the Indemnification Period.

               (b) Subject to paragraph (c), the Indemnitor may undertake full responsibility for the defense or prosecution in connection with any Claim that relates to a third-party allegation or claim as described in clause (ii) of paragraph (b((1) or paragraph (b)(2) ("Third-Party Claim") and may contest or settle it on such terms as the Indemnitor may choose, provided that the Indemnitor shall not, without the Indemnitee's written consent, settle any such claim if such settlement arises from or is part of any criminal action, suit or proceeding, or contains a stipulation to, confession of judgment with respect to, or admission or acknowledgment of, any liability or wrongdoing on the part of the Indemnitee;

               (c) Notwithstanding anything to the contrary contained in paragraph (b), to the extent that any Third-Party Claim against Buyer relates to the Assets and Product, Buyer shall have the right at its election exercisable at any time by written notice to the Seller specifically referencing this paragraph (c), to undertake full responsibility for the defense or prosecution of such Claim and to contest or settle it on such terms as Buyer may choose, in which case Seller shall no have no further responsibility for indemnification.


               (e) Each party's total liability under this paragraph 16 shall be limited to $7,400,000.

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     7.   Paragraph 8 is amended in its entirety to read as follows:

          8.   Non Compete Clause.

          a. Covenant. Except for the Distribution Agreements, for a period of three years, commencing on the Effective Date, neither Seller nor Seller Subsidiary or Affiliate shall directly or indirectly develop, manufacture, market, and/or distribute any product or portion thereof that competes directly or indirectly with the Product within the United States or any other country in
which Buyer does business (the "Territory").   Seller agrees not to: (i) render
services with respect to any product having the functionality of the Product as a consultant or in any other capacity to any person, firm or entity or (ii) obtain an interest, as a partner, shareholder, agent, trustee, consultant, advisor, manager, operator or in any other ownership relationship or management capacity, in any entity or association that competes directly or indirectly with the Product.

          8.2 Exceptions. The foregoing (a) shall not prohibit the ownership by Seller of up to five percent (5%) of the issued and outstanding capital stock of a publicly-held corporation, so long as Seller does not participate in the control or take an active part in the management or direction thereof and does not act as consultant or in any other way render services thereto; and (b) shall apply only for so long as Buyer, or its successors or assignee of the Assets, as a whole, carries on a business utilizing the Product within the Territory.

          8.3 Independent Obligations. Each covenant and provision of this paragraph shall be construed as a separate agreement, independent of any other provision of the Letter Agreement, the unenforceability of which shall not preclude the enforcement of any other of said covenants or provisions or of any other obligation of Seller or hereunder, and the existence of any claim or cause of action of Seller against Buyer, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by Buyer of any of said covenants.


     8.   New paragraphs 17 through 19 are added as follows:

          17. No Implied Warranties. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, SELLER MAKES NO REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY OR FITNESS OF THE ASSETS FOR ANY PARTICULAR PURPOSE.

          18. Prepaid Amounts and Receivables. To the extent Seller has or will receive any revenue for any development work or similar obligations not completed prior to the Effective Date under the Contracts assumed by Buyer, Seller shall pay to Buyer an amount equal to Buyer's proportionate share of the work completed by Buyer under such Contracts within two business days

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after receipt of any such revenue.  To the extent Seller has or will receive any revenue for any development work or similar obligations completed by Seller before the Effective Date under the Contracts assumed by Buyer, whether billed or unbilled, such revenue shall be retained by Seller and if Buyer receives any such revenue, it shall immediately notify Seller and pay such amount to Seller within two business days.

          19. Transition Obligations. Buyer and Seller hereby agree to the following post-closing arrangements:

          a. Consents. Seller shall use commercially reasonable efforts to assist Buyer in obtaining, and Buyer shall use commercially reasonable efforts to obtain, consents for the assignment of the Contracts referenced in paragraphs c and d. Upon receipt of each such consent, Seller shall assign the pertinent Contract to Buyer, and Buyer shall assume Seller's obligations thereunder.

          b. Access to Eden Prairie Office and Equipment. Seller shall grant to Buyer a license, not to exceed 90 days after the Closing Date, permitting the employees of Seller hired by Buyer to retain access to Seller's Eden Prairie office facilities and use of Seller's office equipment, including telephones, desks, photocopiers, facsimile machines and packaging equipment, in the ordinary course of business relating to the Assets. In exchange for such license, Buyer shall pay Seller $25.40 per day for each employee of Seller hired by Buyer for so long as any such employee continues to use Seller's Eden Prairie office facilities and equipment, and $80.00 per day for use of the mainframe computer for so long as Buyer continues to use the mainframe. Seller shall invoice Buyer for the amounts due under this paragraph, and Buyer shall pay such invoice within 30 days of receipt.

          c. Long Island Lease. Seller shall grant to Buyer a license, not to exceed 120 days after the Closing Date, for access to Seller's Long Island office facilities. In exchange for such license, Buyer shall pay Seller $867.13 per day until Buyer obtains consent for an assignment or sublease of Seller's Long Island office facility lease, not to exceed 120 days after the Closing Date. In the event that Buyer is unable to obtain consent for an assignment or sublease of Seller's Long Island office facility lease within 120 days after the Closing Date, the license provided for in this paragraph shall terminate and Buyer shall vacate Seller's Long Island office facility. Seller shall invoice Buyer for the amounts due under this paragraph, and Buyer shall pay such invoice within 30 days of receipt.

          d. IBM Contracts. Until Buyer is able to obtain consent from IBM for an assignment of the IBM Messaging Alliance Agreement, Amendment 11 to IBM Messaging Alliance Agreement, IBM Post Option Services Agreement and IBM Dispute Resolution dated 12/23/96 (collectively, the "IBM Contracts"), Seller shall subcontract with Buyer under the terms of the IBM Contracts until

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the end of the respective current terms of the IBM Contracts, and Buyer agrees to perform the IBM Contracts in accordance with their respective terms. Seller shall pay over to Buyer, to the extent collected by Seller, (i) any revenues with respect to the IBM Contracts recognized after the Effective Date, including all royalties and all payments to support staffing received from IBM ("N=10 Program"), and (ii) 25% of the monthly maintenance revenue recognized by Seller after the Effective Date, including maintenance fees paid to Seller prior to the Effective Date. Following the assignment of the IBM Contracts to Buyer, Seller shall pay to Buyer, to the extent collected by Seller, in a lump sum, all remaining unrecognized maintenance revenue related to the IBM Contracts.

          e. Reseller Agreements. Seller shall withdraw the Product from the scope of the Distribution Agreements (other than the Samsung Corporation Distribution Agreement ("Samsung Agreement")) as soon as possible, and in any event not later than 90 days after the Effective Date. Seller shall use commercially reasonable efforts to withdraw the Product from the scope of the Samsung Agreement. Buyer may notify the distributors under the Distribution Agreements of the change of ownership of the Product and may enter into new distribution arrangements with respect to the Product with such distributors. Through September 27, 1997, with respect to the Samsung Agreement, and for up to 90 days after the Effective Date, with respect to the other Distribution Agreements, Buyer shall sell Product to Seller at standard commercial prices and terms to enable Seller to fulfill its obligations under the Distribution Agreements.

          f. Vision Consultation. For a period of one year after the Effective Date, Buyer shall provide to Seller without charge up to 10 hours of consultation per month with respect to Seller's Vision products and services.


     9. Paragraph 13 is amended by deleting the second and fourth sentences and adding the following:

               a. Validity, Forum, Laws and Construction. The legal relations between the parties shall be governed by the laws of the State of California, regardless of the choice of law provisions of California or any other jurisdiction. Litigation or arbitration of disputes under this Agreement shall be conducted in Los Angeles, California.

               b.   Attorneys' Fees.   In the event of any dispute or
     controversy arising out of this Agreement, the prevailing party shall be entitled to reimbursement of its costs, including court and arbitration costs and attorneys' and expert witnesses' fees and costs.

               c. Further Assurances. Each party agrees to execute and deliver any and all further documents, and to perform such other acts (including without limitation the

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     immediate notification of any reissues or extensions of the patents, trademarks, trade names and copyrights set forth in Schedule 11i hereto), as may be necessary or expedient to carry out and make effective the purposed and transactions contemplated by this Agreement. Buyer will cooperate with Seller upon its request, to the extent reasonable (which in no event shall include the incurrence by Buyer of any Liens), in minimizing sales, use or other taxes payable in connection with the purchase by Buyer of the Product (including without limitation the Product).


     10.  Paragraph 5 is amended in its entirety to read as follows:

          5. Employees. For the period beginning on the Effective Date and ending on February 10, 1997, Buyer shall have the right, at its sole discretion, to offer employment to all Employees of Seller listed on Schedule 5. Buyer shall pay to Seller the amount of paid time off listed on Schedule 5 for each such Employee hired by Buyer during such period. Buyer shall deliver payment by check or wire transfer within ten days after hiring each such Employee.



Agreed:


APERTUS TECHNOLOGIES INCORPORATED



By:  /s/ Robert Gordon
    ------------------------------------

Name:   Robert Gordon
      ----------------------------------

Title:   CEO
       ---------------------------------



CANDLE CORPORATION



By:  /s/ Aubrey Chernick
    ------------------------------------

Name:  Aubrey Chernick
      ----------------------------------

Title:  Chairman & CEO
       ---------------------------------

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